CONFIDENTIAL TREATMENT REQUESTED BY NABORS INDUSTRIES LTD.
PURSUANT TO §17 CFR 200.83.
THIS LETTER OMITS CONFIDENTIAL INFORMATION, DENOTED BY A LEGEND.
THE UNREDACTED VERSION WILL BE DELIVERED
TO THE DIVISION OF CORPORATION FINANCE.
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
November 30, 2010
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd. Annual Report on Form 10-K for the Year Ended December 31, 2009
Dear Mr. Donahue:
          This letter is a further response in the dialogue between Nabors Industries Ltd., a Bermuda exempt company (the “Company”), and you or other members of the Commission’s Staff relating to the Company’s annual report on Form 10-K for the Year Ended December 31, 2009 filed February 26, 2010 (the “10-K”). In addition to our written correspondence, we or our counsel have communicated with you by telephone, most recently on November 29, 2010. You have expressed the Staff’s preference that the Company either (i) disclose in future filings the policy limits provided supplementally to the Staff pursuant to its letter of July 15, 2010, or (ii) explain supplementally to the Staff what competitive harm the Company believes justifies the omission of such information from its filings.
          In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to Staff comment letters, we are submitting two separate response letters to your request. The letter submitted electronically by EDGAR reflects the redaction of confidential information of the Company and contains an appropriate legend. A complete letter responding to the comments of the Staff on the 10-K, containing both confidential and nonconfidential information, is submitted by facsimile to the Staff on a confidential basis.
          The Company respectfully requests that you contact the undersigned if any person makes a request to the Commission or any other government agency, office or body or the United States Congress for disclosure of the information for which confidential treatment is requested. The Company further requests that it be furnished promptly with all written materials pertaining to such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended release so that it may pursue any available remedies to oppose such disclosure.
          The information in question is the amount of liability insurance carried by the Company for third-party property damage, bodily injury or pollution. As you know, we have disclosed a good deal of information relating to our insurance program, including self-insurance amounts and deductibles. We believe that the information disclosed is the information material to investors and allows them, as well as analysts following the Company, to model our cost structure and determine the amount of risk that we retain in our operations. The cap on our insurance coverage would come into play only in a catastrophic scenario in which models relating to the Company would have become irrelevant. We do not believe that investors’ understanding of the Company would be enhanced by disclosure of our coverage caps; on the other hand, the coverage amounts requested by the Staff would be of great interest to the companies we work for and to our competitors. We actively try to avoid disclosing this very type of information because of its commercially sensitive and confidential nature.
          [PARAGRAPH REDACTED PURSUANT TO CONFIDENTIAL TREATMENT REQUEST BY NABORS INDUSTRIES LTD. UNDER §17 CFR 200.83]

          We also believe that commercial/financial information of this nature is precisely the type that courts have traditionally recognized as competitively sensitive consistent with 5 U.S.C. §552(b)(4) and 17 C.F.R. §200.80(b)(4). The Court of Appeals in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), said “we consider the likelihood of substantial harm to their competitive positions to be virtually axiomatic” if the commercially sensitive financial information at issue there, which reflected the appellees’ cost structures, were to be disclosed. Like the information sought in Kleppe, the information requested by the Staff relates directly to the pricing structure for our services and constitutes commercial/financial information that has traditionally been deemed confidential to businesses. Recent events in the Gulf of Mexico were tragic, but we do not believe investors would have changed their investment decisions based on disclosure of the insurance caps of the companies involved there. The Company hereby confirms that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 and has concluded that disclosure of the requested information is neither material nor necessary for the protection of investors.
* * *
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Arnold B. Peinado, III at (212) 530-5546 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: H. Roger Schwall
Nabors Industries Ltd.:
Eugene M. Isenberg
R. Clark Wood
Milbank, Tweed, Hadley & McCloy LLP:
Arnold B. Peinado, III

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